Have you ever wondered why you never received a call to make a direct investment into companies like Apple, Google, Facebook, Uber, Tesla and the many other companies that have gone on to create millionaires and billionaires?

Why is it that we only hear about big Venture Capital firms, investment banks and high net worth investors getting in on the ground floor of those investments that can be offered at big discounts to what investors are paying in the stock market?

Well what if I told you that it's because for over 80 years, accredited investors, which only make up a small fraction of the US population, were the only ones allowed to participate in those pre-IPO and early stage offerings.

So if you didn't meet the accredited investor qualifications, which require more than $200,000 per year in income or $1 million in assets, then you were unable to invest in those companies. So the large majority of Americans were left out of those incredible opportunities.

As of June 19th, 2015, Congress passed new legislation called Regulation A+ that levels the playing field and gives ALL Americans the ability to bypass investment banks and invest directly into early emerging growth companies regardless if you're accredited or not.

Hi... I'm Steve Michael and I'm the CEO of Stack-It Storage, an emerging growth company in the self-storage space and I'm proud to say that we are one of the first companies to take advantage of this new regulation. Thanks to Reg A+, regardless if you are accredited or not, you can now directly invest into our company and participate in our future growth.

So let me tell you a little bit about Stack-It Storage and the growth industry that we're in...

Self-Storage is one of the hottest sectors in the stock market right now and it is currently dominated by public companies such as Extra-Space Storage which has gone from around $5.00 to a recent high of around $72.40 per share.

Sovran Self-Storage which has gone from around $16 to a recent high of around $97 per share.

Public Storage which has gone from around $44 to a recent high of $206 per share.

And CubeSmart which has gone from around $1.40 to a recent high of around $25 per share.

Stack-It is a publicly listed company under the ticker STAK and is trading at around a $1 per share and just like the dominate players that I just mentioned who all started out as small storage companies, we are just beginning our growth phase and we feel it's an exciting time to be a part of our company.

At Stack-It, our goal is for rapid growth throughout 2016 based on a strong acquisition model as well as a dividend payout plan that is expected to distribute up to 90% of our earnings to investors.

We've recently begun our roll out strategy by contracting to acquire our first Texas storage facility with 20,000 rentable square feet. Our goal is to acquire additional facilities over the next 24 months that represent 700,000 rentable square feet.

And thanks to Regulation A+, you can now invest like a venture capitalist directly into Stack-It Storage at a discounted price of .70 per share. Participation at this low price will be limited. If you have an investment interest, all you have to do is fill out the form on this page and then click the "Reserve My Shares" button.

Understand that this is purely an indication of interest and is non-binding. We will send you a follow up email that alerts you when the actual investment will take place and at that time you can elect to invest or not.

These are exciting times for the self-storage industry and Stack-It, as we believe there is a tremendous amount of growth ahead, which you now have the ability to participate in thanks to Regulation A+.

We appreciate your time and look forward to having you on board as a Stack-It Storage shareholder.

Disclaimer:
All growth projections including the acquisition of 700,000 net rentable square feet are contingent on identifying and financing such acquisitions

This is purely an indication of interest, is non-binding and involves no obligation or commitment of any kind. We are not requesting you send any money at this time and will not accept any money at this time. We cannot accept any offer to buy our stock and no part of the purchase price can be received by us until the offering statement for our offering is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the qualification date.

Interviewer:

Intro 1 -
Apple's stock is at $114.21...what if I told you that you could buy it at $70.00. You would probably be interested...right? Well I am sorry to say that isn't possible.....however I am about to tell you of a stock that has a market price of $1.25 and it IS possible to buy it directly from the company for $0.70. That's a 44% discount to its market price.

Intro 2 –
Did you know that you can invest into a company right now for $0.70 per share even though its market price is over $1.00 per share?

Intro 3 –

How is this possible? As of June 19th, 2015, Congress passed new legislation called Regulation A+ that levels the playing field and gives ALL Americans the ability to bypass investment banks and invest directly into early emerging growth companies.

This early stage investing was once only reserved for the big Venture Capital Firms, investment banks and high net worth investors but thanks to Regulation A+ is now available to ALL investors.

I would like to introduce you to Stack-It Storage and their CEO, Steve Mikel, who is in the studio with me today. Stack-It is one of the first companies to utilize Regulation A+ and is offering its stock directly to the investing public at $0.70 which is a significant discount to the current market price. Welcome Steven...

Steven:
Thanks for having me _______, I am happy to introduce you to Stack-It Storage, an emerging growth company in the self-storage space. I'm proud to say that we are one of the first companies to take advantage of this new regulation that allows all Americans the ability to invest directly into Stack-It storage at a discount to the market price and participate in our future growth.

Interviewer:
Steve, can you please tell us a little bit about the self-storage industry –

Steve:
Self-Storage has been one of the hottest sectors in the stock market and is considered by many to be recession resistant. Mom & Pops own an estimated 45,000 facilities here in the US so there are plenty of acquisition opportunities for Stack-It Storage.

Interviewer:
Who are some other public companies in the self-storage industry and how have their stocks performed?

Steve:
Great question and I would like to provide you a few stats in regards to that ----

The self-storage industry is currently dominated by public companies such as Extra-Space Storage which has seen its stock go from around $5.00 to a recent high of around $72.40 per share.

Sovran Self-Storage which has gone from around $16 to a recent high of around $97 per share.

Public Storage which has gone from around $44 to a recent high of $206 per share.

And CubeSmart which has gone from around $1.40 to a recent high of around $25 per share.

Interviewer:
How does Stack-It Storage fit in this mix?

Steve:
Stack-It is a publicly listed company under the ticker symbol STAK and is trading at around a $1 per share and just like the dominate players that I just mentioned who all started out as small storage companies, we are just beginning our growth phase and we feel it's an exciting time to be a part of our company.

At Stack-It, our goal is for rapid growth in late 2015 and 2016 based on a strong acquisition model as well as a dividend payout plan that is expected to distribute up to 90% of our earnings to investors.

Interviewer:
Have you recently closed any acquisitions and do you have any more in the works

Steve:
We've recently begun our roll up strategy by acquiring our first Texas storage facility with 20,000 rentable square feet. Our goal is to acquire additional facilities over the next 24 months that represent 700,000 rentable square feet.

Interviewer:
Steve, what price can investors purchase your shares for?

Steve:
Well if you purchase it on the market you would pay around $1.00 however thanks to Regulation A+, you can now invest like a venture capitalist directly into Stack-It Storage at a discounted price of $0.70 per share. Participation at this low price will be limited. If you have an investment interest click the "Reserve My Shares" box located on this page.

Understand that this is purely an indication of interest and is non-binding. We will send you a follow up email that alerts you when the actual investment will take place and at that time you can elect to invest or not.

Interviewer:
Thanks Steve for taking the time for this interview to discuss this investment opportunity

Steve:

These are exciting times for the self-storage industry and Stack-It, as we believe there is a tremendous amount of growth ahead, which you now have the ability to participate in thanks to Regulation A+.

We appreciate your time and look forward to having you on board as a Stack-It Storage shareholder.

How many of you remember a company called Oculus Rift, which sold to Facebook for $2 billion in March of 2014?

What about SmartThings which was acquired by Samsung for $200 Million?

Both of these companies were wildly successful crowdfunding campaigns, but their success has created a major backlash throughout the industry.

~~Crowdfunding exists today because of the generosity of individuals who donate their money to help these early stage companies grow. In exchange for their investment, they receive gifts from the companies, but not equity.~~

~~The reason those types of campaigns that I mentioned earlier have created such a backlash in the industry is~~ because in two short years after being funded for over $2.4 Million on Kickstarter and backed by over 9,600 people, Oculus Rift made a fortune for its insiders after Facebook bought the company for $2 billion, but the backers who helped make it possible through Kickstarter didn't receive a dime of that money.

The same happened for SmartThings, which had over 5,600 backers from Kickstarter that invested over $1.2 million into the company and when Samsung acquired them for $200 million, the backers got nothing while the equity owners made a fortune.

Now you can see why there was so much criticism coming from the crowdfunding community up until now.

On June 19, 2015, the Government approved something called Regulation A+. ~~, which is essentially crowdfunding on steroids!~~ What Regulation A+ does is allow backers to receive equity in those companies versus just a product. This way you won't have an Oculus Rift issue again where the backers don't get to participate in the upside of the companies they invest in.

This is a huge change in the crowdfunding model and it benefits both the investor and company greatly.

Today, I'm proud to have Steve Michael in the studio who is the CEO of Stack-It Storage... one of the first companies to utilize Regulation A+. Welcome Steve...

STEVE: Thanks for having me Bill.

ACTOR: So tell us a why Stack-It decided to utilize Regulation A+.

STEVE: We decided to go with Reg A+ because we believe it's the future of crowdfunded investing. Nowhere else can a non-accredited investor, which is someone who makes less than $200 thousand per year or has less than a million dollars in assets, get the opportunity to participate in investments like ours and it's been that way for over 80 years.

~~**ACTOR:** That's why we're such big believers in Regulation A+ because it allows pretty much anyone to buy shares of potentially high-yield investments that were once only reserved for the super-rich...~~

~~STEVE:~~ ~~That's right and~~ Regulation A+ has essentially leveled the playing field for Americans because now they can invest alongside the 1% of our country and for a company like ours, it's a perfect fit.

ACTOR: So tell our audience about Stack-It Storage and a little bit about the self-storage industry...

STEVE: You bet... Self-Storage is one of the hottest sectors in the stock market right now and if you don't mind, I'd like to provide you with a few stats that I brought with me in regards to that...

~~**ACTOR:** Absolutely...~~

STEVE: The self-storage industry is currently dominated by public companies such as Extra-Space Storage which has gone from around $5.00 to a recent high of around $72.40 per share.

Sovran Self-Storage which has gone from around $16 to a recent high of around $97 per share.

Public Storage which has gone from around $44 to a recent high of $206 per share.

And CubeSmart which has gone from around $1.40 to a recent high of around $25 per share.

ACTOR: So how does Stack-It Storage fit into this mix?

STEVE: Well Stack-It is also a publicly listed company under the ticker symbol STAK and it is currently trading at around a $1 per share and just like the companies I just mentioned who all started out as small storage companies, we are just beginning our growth phase and our goal is for rapid growth throughout 2016 based on a strong acquisition model. We also intend to institute a dividend payout plan that is expected to distribute up to 90% of our earnings back to investors.

~~**ACTOR:** That's a great incentive for investors...~~

~~**STEVE:** We definitely want to grow, but at the same time we want to reward our faithful shareholders.~~

ACTOR: What about acquisitions... have you closed any recently?

STEVE: Well we've recently begun our roll-up strategy by acquiring our first Texas storage facility with 20,000 rentable square feet. Our goal is to acquire additional facilities over the next 24 months that represent 700,000 rentable square feet.

~~**ACTOR:** That's an aggressive strategy... how will you fund that?~~

~~**STEVE:** We plan to raise a large majority of it through Regulation A+ and we also plan to take advantage of the low interest rate environment that we are currently in to finance our aggressive growth strategy.~~

ACTOR: So if an individual watching this video is interesting in investing into Stack-It Storage, what price can they purchase shares for?

STEVE: If they purchase in the open market right now, they would be paying around a $1.00 per share, but because of Regulation A+, we can now offer non-accredited investors a discounted price of $0.70

per share. However, this discounted price will be limited.~~If they purchase in the open market right now, they would be paying around a $1.00 per share. However, because of Regulation A+, we can now offer non-accredited investors a discounted price of $0.70 per share.~~

~~**ACTOR:** That's what's great about Regulation A+, because before June 19. 2015, this was not allowed correct.~~

~~**STEVE:** That's correct and that's why we believe it's the future of crowdfunded investing in our country.~~

ACTOR: Well thanks for coming down to share the Stack-It Storage story with our members...

STEVE: ~~It's my pleasure and let me mention that the amount we raise at this $.70 investment price will be for a limited time only.~~Well thank you. I appreciate it.

ACTOR: ~~That's good to know...~~ so if any of you watching this are interested in investing in Stack-It Storage at a discounted price of $.70 per share, fill out the form on this page and then click the "Reserve My Shares" button and remember that this is purely an indication of interest and is non-binding.

The company will send you a follow up email that alerts you when the actual investment will take place and at that time you can elect to invest or not.

Thank you for taking the time to hear about Stack-It Storage and if you have any questions for the company, please visit their website at www.stackitstorage.com. Thanks and have a wonderful day!

~~Is there any closing words you want to leave our audience with?~~

~~**STEVE:** We believe these are exciting times for the self-storage industry and Stack-It, as we believe there is a tremendous amount of growth ahead, which you now have the ability to participate in thanks to Regulation A+... so we hope to have you on board as a Stack-It Storage shareholder.~~

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